

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2025

Ellery W. Roberts
Chief Executive Officer
1847 Holdings LLC
260 Madison Avenue, 8th Floor
New York, NY 10016

> **Re: 1847 Holdings LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 5, 2025**
> **File No. 333-286427**

Dear Ellery W. Roberts:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 28, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 5, 2025
Prospectus Summary
Private Placement Transaction, page 2

1.   While we note your response to prior comment 2, the term "cashless exercise" is generally understood to refer to a method of exercise by which the number of shares receivable by the holder is reduced by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrants. This does not appear to be accurate with respect to the "alternative cashless exercise" provision in Section 2.3 of the form of Series A warrant filed as Exhibit 4.2. Therefore, we reissue the request that you remove all references to an "alternative cashless exercise" and exercise of the Series A warrants on a "cashless basis." Exclusively use "zero exercise price" to convey that no exercise price will be paid, either in cash or forfeited

shares, and the Series A warrant holders will be entitled to receive more shares than they would under the cash or typical cashless exercise terms. Where you state that you "may" receive proceeds from the Series B warrants, please address that it is unlikely that the investors will exercise the Series B warrants when they could exercise the Series A warrants, pay no exercise price, and receive 1.25 shares instead of 1 share.

Risk Factors
The number of shares being registered for resale is significant in relation to our outstanding shares..., page 7

2.   We note your response to prior comment 4 and reissue in part. Describe in further detail how the exercise price reset provisions of the warrants and the zero exercise price provision of the Series A warrant may amplify dilutive impacts and result in continuous downward pressure to the trading price of your common shares. Explain how the exercise of the warrants and resale of the underlying shares may impact your ability to regain or meet stock exchange listing standards.

General

3.   We note your statement that you cannot conduct a reverse share split to meet or regain compliance with NYSE American listing requirements until at least July 2026, as well as disclosure contemplating "a period of trading on the OTC market," specifically OTC Pink. Please tell us whether your delisting from NYSE American and quotation on OTC Pink have been finalized, and if not, the anticipated timing. In this regard, an at-the-market resale offering pursuant to Rule 415 under the Securities Act is not available for registrants quoted on OTC Pink because OTC Pink is not an established trading market for purposes of satisfying Item 501(b)(3) of Regulation S-K. If you are or will be quoted on OTC Pink, please revise to disclose a fixed price at which the selling shareholders will offer and sell the shares. Alternatively, explain to us your plans with regards to the pricing of the offering and listing or quotation status. Please also note that we continue to consider your response to prior comment 6.

Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louis A. Bevilacqua